SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as subsequently amended, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW—Other Recent Developments” on pages 2 and 3 hereof to the “Recent Developments—KfW—Other Recent Developments” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 4 to 6 hereof;

–

Exhibit (d) is hereby amended by adding the section under the caption “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 7 and 8 hereof to the “Recent Developments—The Federal Republic of Germany” section;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9 to 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

–	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text under the caption “KfW” on pages 12 to 47 hereof;

–	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

–	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

- i -

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On April 1, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0936 (EUR 0.9144 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Impact of the Ongoing COVID-19 Pandemic

KfW Special Program 2020. On March 13, 2020, the German Federal Government announced a package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany, which is described under “The Federal Republic of Germany—Recent Developments—Other Recent Developments” below. As part of the Federal Government’s initiative, KfW, together and in close coordination with the German banking sector, was mandated by the Federal Government to provide liquidity aid for enterprises in Germany through additional loan facilities, referred to as KfW Special Program 2020 (KfW-Sonderprogramm 2020).

On March 23, 2020, KfW, in close coordination with the Federal Government, launched the KfW Special Program 2020 under which companies of all sizes, as well as self-employed and freelance professionals in Germany affected by the COVID-19 pandemic may submit loan applications via commercial banks or other financing partners to KfW. The financings under the KfW Special Program 2020 are generally available to enterprises which did not have financial difficulties as of December 31, 2019 but now face temporary funding problems as a result of the COVID-19 pandemic. Enterprises may use funds received under the KfW Special Program 2020 for investments and working capital requirements.

The KfW Special Program 2020 is implemented through existing loan options offered by SME Bank in the field of Start-up financing and general investment, the promotional terms of which have been significantly modified in order to facilitate the approval and extension of loans by the commercial banks and other financing partners involved. In accordance with the on-lending principle which applies to the majority of KfW’s loan programs, KfW involves commercial banks in the handling of the loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. Under the KfW Special Program 2020, KfW is to make loan disbursements as soon as possible. In addition, a new special program (Direktbeteiligung für Konsortialfinanzierung) is intended to enable tailored financing structures for medium-sized to large enterprises, with KfW participating in large syndicated financings of other financing partners, thereby facilitating companies’ access to liquidity.

The Federal Republic of Germany, pursuant to a separate guarantee declaration, will bear the financial risks KfW incurs in connection with the KfW Special Program 2020.

Refinancing of KfW Special Program 2020. It is currently not possible to estimate how demand for, and thus funding requirements in connection with, the KfW Special Program 2020 will develop. Due to the extraordinary challenges resulting from the COVID-19 pandemic, the Federal Ministry of Finance is authorized to refinance KfW’s funding requirements resulting from the KfW Special Program 2020 up to an amount of EUR 100 billion. This new refinancing option is limited until year-end 2021, but KfW is under no obligation to utilize it. Any refinancing of the Federal Ministry of Finance would be provided by the new government-owned Economic Stabilisation Fund (Wirtschaftsstabilisierungsfonds—WSF), which is currently being set up in response to the COVID-19 pandemic. The WSF will be administered by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland—Finanzagentur GmbH, the “Finance Agency”), the central service provider for the Federal Republic of Germany’s borrowing and debt management. For more information on the WSF, see “The Federal Republic of Germany—Recent Developments—Other Recent Developments—German Response to the COVID-19 Pandemic” below.

The new refinancing possibility for KfW through the WSF complements KfW’s regular capital markets activities. The Federal Ministry of Finance, the Finance Agency, the WSF and KfW will closely coordinate and consult regularly on its use, taking into account the following guidelines: First, funding of the KfW Special Program 2020 needs to be guaranteed at all times. Second, the Finance Agency and KfW are to make use of all their funding instruments and sources in an optimal manner. And finally, in order to optimize its funding, KfW may pre-fund the KfW Special Program 2020 via short-term products/instruments and replace such pre-funding at a later date with longer-term funding through the WSF.

Expected Impact of the COVID-19 Pandemic on KfW’s Results. KfW anticipates that current developments related to the spread of the COVID-19 pandemic and the resulting global economic deterioration will also substantially affect KfW. For the three months ended March 31, 2020, KfW expects considerable negative effects on the group’s earnings position. These effects primarily relate to risk provisioning expenses for financings in countries severely affected by COVID-19 and in especially hard-hit sectors of the business sector Export and Project Finance. In addition, significant negative effects are expected from the valuation of the investment portfolio, especially in the business sector Promotion of Developing Countries and Emerging Economies. Against this background, despite an expected operating result before valuation above plan, KfW currently expects a consolidated loss in the range of EUR 600 million to EUR 950 million for the three months ended March 31, 2020. Depending on further developments during the period until the interim financial information for the three months ended March 31, 2020, is issued, the consolidated loss actually recorded may either exceed or fall below the expected range.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2018	0.2	0.6
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.2	0.6
4th quarter 2019	0.0	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the fourth quarter of 2019, Germany’s gross domestic product (“GDP”) did not continue to rise compared to the third quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the third quarter of 2019, growth of domestic final consumption expenditure, which had often been the main economic driving force recently, slowed markedly in the fourth quarter of 2019 after a very strong third quarter. In the fourth quarter of 2019, household final consumption expenditure stagnated (0.0%) and general government final consumption expenditure increased only slightly by 0.3%, in each case compared to the third quarter of 2019. Gross fixed capital formation in construction increased by 0.6%, but capital formation in machinery and equipment again decreased considerably (-2.0%), in each case in the fourth quarter of 2019 compared to the third quarter of 2019. Capital formation in other fixed assets was up 1.1% over the same period.

Foreign trade developments slowed down economic activity in the fourth quarter of 2019 compared to the third quarter of 2019. According to provisional calculations, exports of goods and services decreased by 0.2% in the fourth quarter of 2019 compared to the third quarter of 2019 after price, seasonal and calendar adjustments, while imports of goods and services increased by 1.3% over the same period. As a consequence, the balance of exports and imports (net exports) contributed -0.6 percentage points to economic growth in the fourth quarter of 2019 compared to the third quarter of 2019.

In a year-on-year comparison, in price and calendar-adjusted terms, the growth of the German economy decelerated toward the end of the year, growing by 0.4% in the fourth quarter of 2019 (price-adjusted), following increases by 0.6% in the third quarter of 2019, 0.3% in the second quarter of 2019 and 1.0% in the first quarter of 2019, in each case compared to the corresponding periods in 2018.

Source: Statistisches Bundesamt, Gross domestic product: detailed results on the economic performance in the 4th quarter of 2019, press release of February 25, 2020 (https://www.destatis.de/EN/Press/2020/02/PE20_056_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7

In February 2020, consumer prices in Germany increased by 1.7% compared to February 2019. Food and energy prices together had an upward effect on the inflation rate in February 2020 (+3.3% and +2.0%, respectively). Excluding food and energy prices, the inflation rate in February 2020 compared to February 2019 would have been 1.5%.

Compared to February 2019, food prices increased significantly in February 2020 by 3.3%. A substantial year-on-year price increase was recorded in February 2020 compared to February 2019 for fruit (+9.0%) and meat and meat products (+8.0%). Meanwhile, prices of edible fats and oils decreased by 6.5% in February 2020 compared to February 2019. The prices of goods overall increased by 1.8% in February 2020 compared to February 2019. In addition to food and energy products, other notable year-on-year price increases were recorded in February 2020 compared to February 2019 for other goods such as tobacco products (+4.3%) and printed products (+3.6%). The prices of services overall increased by 1.6% in February 2020 compared to February 2019.

Compared to January 2020, the consumer price index increased by 0.4% in February 2020, for example because of seasonal price increases for package holidays (+15.7%) and clothing (+2.7%) in February 2020 compared to January 2020. Furthermore, overall energy prices decreased by 1.2% in February 2020 compared to January 2020, while heating oil prices dropped substantially (-8.3%).

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate at 1.7% in February 2020: Inflation rate unchanged despite rising food prices, press release of March 13, 2020 (https://www.destatis.de/EN/Press/2020/03/PE20_091_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.2
November 2019	3.1	3.2
December 2019	3.1	3.2
January 2020	3.3	3.2
February 2020	3.4	3.2

(1) The time series on unemployment are based on the German Labour Force Survey.

(2) Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to February 2019, the number of employed persons increased in February 2020 by approximately 214,000 or 0.5%. Compared to January 2020, the number of employed persons increased in February 2020 by approximately 17,000 after adjustment for seasonal fluctuations.

In February 2020, the number of unemployed persons increased by approximately 128,000 or +9.5% compared to February 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in February 2020 stood at 1.40 million, which was a decrease of roughly 0.7% compared to January 2020.

Sources: Statistisches Bundesamt, February 2020: employment up 0.5% year on year, press release of March 31, 2020 (https://www.destatis.de/EN/Press/2020/03/PE20_115_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis//online?operation=table&code=13231-0001&levelindex=0&levelid=1585669976504).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January 2020	January 2019
Trade in goods, including supplementary trade items	14.2	14.3
Services	-0.4	-1.0
Primary income	9.9	9.3
Secondary income	-7.1	-5.0

Current account	16.6	17.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in January 2020: -2.1% on January 2019, press release of March 9, 2020 (https://www.destatis.de/EN/Press/2020/03/PE20_081_51.html).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector for 2015 to 2019:

GENERAL GOVERNMENT ACCOUNTS (1)

	2019	2018	2017	2016	2015
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,042.3	1,010.5	961.2	929.4	888.4
of which: Taxes (2)	825.8	800.9	766.6	731.6	697.9
Expenditure	1,002.4	963.9	931.9	900.9	862.9

Balance	39.9	46.6	29.3	28.6	25.6
Social security funds
Revenue	690.2	661.9	636.9	607.5	580.3
Expenditure	680.3	646.1	625.9	599.0	577.3

Balance	9.9	15.9	11.0	8.6	3.0
General government
Revenue	1,608.6	1,552.9	1,481.7	1,425.6	1,363.1
Expenditure	1,558.8	1,490.5	1,441.4	1,388.5	1,334.5

Balance	49.8	62.4	40.3	37.1	28.6

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4—2019 (March 2020), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2019	2018	2017	2016	2015
	(% of GDP)
General government deficit (-) / surplus (+)	1.4	1.9	1.2	1.2	0.9
General government gross debt	59.8	61.9	65.3	69.2	72.1

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2019 (February 2020), Table 1.10; Deutsche Bundesbank, German general government debt down in 2019 by €16 billion to €2.05 trillion – debt ratio down from 61.9 % to 59.8%, press release of March 31, 2020 (https://www.bundesbank.de/en/press/press-releases/german-government-debt-829646).

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government as of December 31, 2019:

SUMMARY OF THE DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2019
(EUR in millions)
Federal Bonds (Bundesanleihen)	757,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	72,700
Five-year Federal Notes (Bundesobligationen)	187,000
Federal Treasury Notes (Bundesschatzanweisungen)	98,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	15,050
Borrowers’ note loans (Schuldscheindarlehen)	6,800
of which:
– From residents	6,762
– From non-residents	38
Old debt (1)	4,474
of which:
– Equalization claims	4,153
Repurchased debt	63,668

Total	1,078,261

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2019 und zum 31. Dezember 2019 in Euro, Bundesanzeiger of February 10, 2020.

Other Recent Developments

EU Response to the COVID-19 Pandemic

The EU’s response to COVID-19 focuses on four priorities, which were agreed by the members of the European Council on March 17, 2020: limiting the spread of the virus; ensuring the provision of medical equipment; promoting research for treatments and vaccines; and supporting jobs, businesses and the economy. Against this background, European leaders have agreed on a coordinated temporary restriction of non-essential travel to the EU for 30 days. In addition, the EU is working together with its Member States to ensure the provision of personal and other protective equipment as well as medical supplies and equipment across Europe. The EU is also fast-tracking and promoting research on COVID-19 by mobilizing funds for a number of projects for vaccines and treatment, for public and private funds for therapeutics and diagnostics and for SMEs and start-ups for innovative solutions to tackle the COVID-19 outbreak.

In terms of minimizing the fallout of the COVID-19 pandemic on the economy, the EU has focused on enabling flexibility in the application of EU rules on state aid measures by its Member States to support businesses and workers and on public finances and fiscal policies, e.g., to accommodate exceptional spending by Member States. Against this background, the European Commission on March 19, 2020, adopted a Temporary Framework to enable Member States to use the full flexibility foreseen under state aid rules to support the economy in the context of the COVID-19 outbreak. Together with many other support measures that can be used by Member States under the existing state aid rules, the Temporary Framework enables Member States to ensure that sufficient liquidity remains available to businesses of all types and to preserve the continuity of economic activity during and after the COVID-19 outbreak. The Temporary Framework has been put in place until the end of December 2020. With a view to ensuring legal certainty, the European Commission will assess before that date if it needs to be extended. Furthermore, on March 24, 2020, the Ministers of Finance of the Member States of the EU agreed with the assessment of the European Commission that the conditions for the use of the general escape clause under the Stability and Growth Pact – a severe economic downturn in the euro area or the EU as a whole – are fulfilled. The general escape clause will allow the European Commission and the European Council to undertake the necessary policy coordination measures within the framework of the Stability and Growth Pact, while allowing Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework, in order to tackle the economic consequences of the COVID-19 pandemic. Finally, under its Coronavirus Response Investment Initiative, the European Commission has made funds in an aggregate amount of EUR 37 billion from the EU budget available to Member States’ healthcare systems, SMEs, labor markets and other vulnerable parts of Member States’ economies.

On March 12, 2020, the European Central Bank (“ECB”) in its role as European banking supervisor under the Single Supervisory Mechanism announced a number of measures providing capital relief to its directly supervised banks, so they can continue to fulfil their role in funding the real economy as the economic effects of the COVID-19 pandemic become apparent. The measures permit banks to fully use capital and liquidity buffers, including Pillar 2 Guidance, and provide relief in the composition of capital for Pillar 2 requirements. The ECB considers that these temporary measures will be enhanced by the appropriate relaxation of the countercyclical capital buffer by the national macroprudential authorities. On March 31, 2020, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) lowered the domestic countercyclical capital buffer from 0.25% to 0.0% with effect from April 1, 2020, in order to strengthen the resilience of the banking sector under the current circumstances.

Furthermore, the ECB stated that it will consider operational flexibility in the implementation of bank-specific supervisory measures (e.g., by adjusting timelines, processes and deadlines on a case-by-case basis), while ensuring the overall prudential soundness of the supervised banks. In this context, the ECB noted that existing ECB guidance to banks on non-performing loans also provides supervisors with sufficient flexibility to adjust to bank-specific circumstances. In light of the operational pressure on banks, the ECB supports the decision by the European Banking Authority (“EBA”) to postpone the 2020 EBA EU-wide stress test and will extend the postponement to all banks subject to the 2020 stress test. For information on the ECB’s monetary policy response to the COVID-19 pandemic, see “—Monetary Policy Response to the COVID-19 Pandemic” below.

Sources: European Commission, Coronavirus Response > Economy, accessed on March 25, 2020 (https://ec.europa.eu/info/live-work-travel-eu/health/coronavirus-response/economy_en); Communication from the Commission to the European Parliament, the European Council and the Council, COVID-19: Temporary Restriction on Non-Essential Travel to the EU, dated March 16, 2020 (https://ec.europa.eu/transparency/regdoc/rep/1/2020/EN/COM-2020-115-F1-EN-MAIN-PART-1.PDF); European Commission, State aid: Commission adopts Temporary Framework to enable Member States to further support the economy in the COVID-19 outbreak, press release of March 19, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_496); Council of the EU, COVID-19—Council gives go-ahead to support from EU budget, press release of March 18, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/18/covid-19-council-gives-go-ahead-to-support-from-eu-budget/); European Commission, Communication from the Commission to the Council on the activation of the general escape clause of the Stability and Growth Pact, dated March 20, 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/2_en_act_part1_v3-adopted_text.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020

(http://dsms.consilium.europa.eu/952/Actions/Newsletter.aspx?messageid=41831&customerid=19149&password=enc_3432463738374130_enc); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, Antizyklischer Kapitalpuffer: Allgemeinverfügung zur Absenkung der Pufferquote auf 0 Prozent, communication of March 31, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Meldung/2020_Corona/meldung_2020_03_31_corona_virus_6_Allgemeinverfuegung_Antizyklischer_Kapitalpuffer.html).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

In order to protect the health of citizens, support jobs and companies and preserve social cohesion, the Federal Government on March 16, 2020, adopted a package of measures to safeguard employees, self-employed and companies against the negative effects of the COVID-19 pandemic. In order to finance these measures, the Federal Republic will take on additional new debt in an amount of approximately EUR 156 billion in the fiscal year 2020 compared to the budget for the fiscal year 2020, which was only recently approved by the German Parliament. This necessitates exceeding the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)) by nearly EUR 100 billion, which, subject to approval by a majority of the members of the Bundestag, is permissible in an extraordinary emergency situation. On March 23, 2020, the Federal Government adopted a corresponding supplementary budget for the fiscal year 2020, which also increased the Federal Republic’s guarantee framework by approximately EUR 357 billion to approximately EUR 822 billion. The German Parliament approved the proposed measures and the supplementary budget, including the non-compliance with the “debt brake,” at the end of March 2020.

A number of measures are aimed at guaranteeing the provision of healthcare in times of crisis and include, among other matters, funds for protective equipment as well as for the development of a vaccine and other means of treatment against COVID-19, an amount of EUR 55 billion which has been set aside to combat the pandemic, and support measures for hospitals and medical practitioners to compensate them for loss of income and/or additional costs.

An amount of EUR 50 billion has been earmarked to provide small companies, self-employed and freelance professionals with immediate financial support in a non-bureaucratic manner. This immediate financial support will be supplemented by programs of the Länder. Further financial measures aim to support families that are suffering from loss of income due to the closure of schools and child care facilities by granting easier access to the child supplement (Kinderzuschlag).

In order to support the real economy and protect companies and their employees and jobs, the Federal Republic will set up the WSF (Economic Stabilisation Fund, Wirtschaftsstabilisierungsfonds), which will be targeted at large companies and in a position to provide large-volume support. Initially, stabilization measures of the WSF are possible until December 31, 2021. The WSF will supplement liquidity support provided to companies, self-employed and freelance professionals under the KfW Special Program 2020. The instruments available to the WSF will include the extension of guarantees in a total amount of up to EUR 400 billion in order to facilitate refinancing by companies in the capital markets and of recapitalization measures in a total amount of up to EUR 100 billion to strengthen companies’ equity and solvency. The extension of recapitalization measures may be subject to certain conditions. In addition, the WSF may refinance loans extended under the KfW Special Program 2020 up to an aggregate amount of EUR 100 billion. For more information on the KfW Special Program 2020 and its potential refinancing via the WSF, see “KfW—Recent Developments—Other Recent Developments— Impact of the Ongoing COVID-19 Pandemic” above. Depending on demand, the Federal Government may need to raise additional funds in the capital market through the Finance Agency in order to refinance the measures extended by the WSF.

In addition, companies of all sizes that are directly affected by COVID-19 will benefit from tax relief aimed at improving their liquidity, such as extensions of tax liabilities, modifications of tax prepayments and waivers of tax enforcement measures. Finally, the preconditions for companies to apply for short-time compensation (Kurzarbeitergeld) were made more flexible.

Sources: Bundesministerium der Finanzen, Kampf gegen Corona: Größtes Hilfspaket in der Geschichte Deutschlands, dated March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-13-Milliarden-Schutzschild-fuer-Deutschland.html); Bundesministerium der Finanzen, Milliarden-Hilfsprogramme für alle Unternehmen, dated March 19, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-18-Corona-Hilfsprogramme-fuer-alle.html); Bundesministerium der Finanzen, Nachtragshaushalt 2020 beschlossen—Bund geht massiv gegen Krisenfolgen vor, press release of March 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-nachtragshaushalt.html?cms_pk_kwd=23.03.2020_Nachtragshaushalt+2020+beschlossen+-+Bund+geht+massiv+gegen+Krisenfolgen+vor&cms_pk_campaign=Newsletter-23.03.2020);

Bundesministerium der Finanzen, Bundesregierung aktiviert Wirtschaftsstabilisierungsfonds—Massive Bundeshilfen zum Schutz von Unternehmen und Arbeitsplätzen, press release of March 23, 2020

(https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/03/2020-03-23-pm-Wirtschaftsstabilisierungsfond.html); Bundesministerium der Finanzen, Steuerliche Hilfsmaßnahmen für alle von der Corona-Pandemie betroffenen Unternehmen, March 19, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-19-steuerliche-Massnahmen.html).

Monetary Policy Response to the COVID-19 Pandemic

On March 12, 2020 and March 18, 2020, the Governing Council of the ECB decided on a comprehensive package of monetary policy measures to address challenges posed by the COVID-19 pandemic. Among others, the measures included the decision to engage in additional purchases of private and public securities for an aggregate amount of up to EUR 750 billion until at least year-end 2020, referred to as the Pandemic Emergency Purchase Program (“PEPP”). The asset purchases under the PEPP may be made flexibly in terms of timing. On March 24, 2020, the ECB issued a decision, which, among other matters, stated that the limits on consolidated holdings under Article 5 of Decision (EU) 2020/188 of the ECB (ECB/2020/9) should not apply to PEPP holdings.

Furthermore, for the period from June 2020 to June 2021, the conditions for the targeted longer-term refinancing operations (TLTROs) were improved in order to support the extension of credit to SMEs. Until then, additional longer-term refinancing operations (LTROs) will be temporarily conducted to provide immediate liquidity support to the euro area financial system.

The Governing Council of the ECB also stated that it would be fully prepared to increase the size of the ECB’s asset purchase programs and adjust their composition by as much as necessary and for as long as needed and that it would explore all options and all contingencies to support the economy through shocks caused by the COVID-19 pandemic. Furthermore, to the extent that some self-imposed limits might hamper action that the ECB is required to take in order to fulfil its mandate, the Governing Council of the ECB stated that it would consider revising them to the extent necessary to make its action proportionate to the risks that are being faced.

Sources: European Central Bank, Monetary Policy Decisions, press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200312~8d3aec3ff2.en.html); European Central Bank, ECB announces €750 billion Pandemic Emergency Purchase Programme (PEPP), press release of March 18, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200318_1~3949d6f266.en.html); European Central Bank, ECB announces easing of conditions for targeted longer-term refinancing operations (TLTRO III), press release of March 12, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200312_1~39db50b717.en.html); Decision (EU) 2020/440 of the European Central Bank of 24 March 2020 on a on a temporary pandemic emergency purchase programme (ECB/2020/17)(https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:32020D0440&from=EN); Decision (EU) 2020/188 of the European Central Bank of 3 February 2020 on a secondary markets public sector asset purchase programme (ECB/2020/9)( https://www.ecb.europa.eu/ecb/legal/pdf/celex_32020d0188_en_txt.pdf).

KfW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 506.0 billion as of December 31, 2019, including loans and advances to banks and customers of EUR 411.3 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 77.3 billion in 2019. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden) offers highly standardized products for SMEs, business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital: KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union (“EU”) in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced internal ratings-based approach (“IRBA”) for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022. KfW’s total capital ratio as well as its Tier 1 capital ratio according to article 92 of the CRR amounted to 21.3% as of December 31, 2019 (including the interim profit as of June 30, 20191). The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2018, which both amounted to 20.1%, was mainly due to an increase of the capital components, in particular equity which increased by EUR 1.0 billion as a result of consolidated profit of EUR 1.4 billion in 2019, as well as methodical effects of the evaluation methods and procedures. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved continue to be valued following the generally more capital-intensive standardized approach for credit risks.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2019 was 16.5%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.5% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 2.75% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 2.75% for certain IT-, internal auditing- and operational risk management-related findings. This surcharge, resulting in a temporary increase of the TSCR of KfW Group, was imposed by BaFin in 2018 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017 BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% is expected to remain in place until the underlying issues have been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT focusing on the implementation of the issues previously identified. The results of the follow-up audit have been received and are currently

[1]	According to Article 26(2) CRR.

being evaluated internally. In addition, BaFin notified KfW that it is required to maintain an OSII Buffer of 1%. The OSII Buffer will be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and expected to become part of the prudential requirements starting in 2020.

According to a decision made by the supervisory authority BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW has implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but currently continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Strategic Objectives 2024” on page 4 of Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation”. Due to the particular importance of the “climate and environment” megatrend, KfW targets to maintain an environmental ratio of at least 38% for its new commitments in 2020 as part of its strategic management system. In 2019, the environmental ratio amounted to 38% (2018: 40%). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2019 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and

Clean Energy”, SDG 8 “Decent Work and Economic Growth”, SDG 11 “Sustainable Cities and Communities” and SDG 13 “Climate Action”.

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List and Sectoral Guidelines of KfW Group apply to all new financing and promotional activities.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers. In this context KfW’s Sustainability Report 2019, which is expected to be published at the end of April 2020, will for the first time and on a voluntary basis disclose the main climate-related financial risks for KfW, taking into account the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. To the extent possible under public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer—KfW’s Chief Executive Officer—who is supported by sustainability officers and managers at the group, business sector, central unit and site level. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report and Sustainability Portal, both of which also fulfill statutory requirements, are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2019 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2019, dated March 3, 2020, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 188 of Exhibit (e).

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG); and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	35,979	36,294	-1
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	7,217	9,544	-24
KfW Capital	156	141	11
Export and Project Finance (KfW IPEX-Bank)	22,080	17,730	25
Promotion of Developing Countries and Emerging Economies	10,648	10,558	1
of which KfW Entwicklungsbank	8,801	8,692	1
of which DEG	1,847	1,866	-1
Financial Markets	1,402	1,472	-5

Total Promotional Business Volume (1) (2)	77,307	75,495	2

(1)

Total promotional business volume for 2019 has been adjusted for commitments of EUR 175 million, compared to EUR 245 million for 2018, made by KfW IPEX-Bank relating to Export and Project Finance and refinanced under certain KfW program loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for global funding facilities was changed from volume of funds committed to actual amounts disbursed.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2019. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2019
	Commitments outstanding	Economic capital required (1)
SME Bank & Private Clients	50%	40%
Customized Finance & Public Clients	12%	4%
KfW Capital	0%	1%
Export and Project Finance (KfW IPEX Bank)	16%	5%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG)	8%	7%
Financial Markets	12%	4%

Total (in EUR billions)	530.5	14.5

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 33 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 170 banks. In 2019, 59% (2018: 60%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the German federal states (Länder). The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). From 2020 onwards, all of KfW’s standardized domestic, commercial and municipal products will be offered exclusively via the online platform. Since the beginning of 2020, all intermediate banks have had access to the online platform and use it for their application processes. In 2019, KfW and Landesförderinstitute agreed to postpone the—formerly pursued—integration of promotional loan programs provided by Landesförderinstitute to the platform due to more urgent projects on both sides, such as enabling lending using negative interest rates for intermediate banks.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank & Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective federal states (Länder) within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects, municipal infrastructure projects and energy efficiency projects.

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2019: EUR 32.3 billion, 2018: EUR 34.2 billion), mezzanine programs (2019: EUR 0.2 billion, 2018: EUR 0.3 billion) and grant-based programs (2019: EUR 3.5 billion, 2018: EUR 1.8 billion).

In 2019, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 36.0 billion (2018: EUR 36.3 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in billions)		(in %)
SME Bank	15.3	17.2	-11
Start-up financing and general investment	6.8	6.7	+1
Innovation	0.4	3.1	-87
Environmental investment	8.1	7.4	+9

Private Clients	20.6	19.1	+8

Housing investment programs	7.6	5.0	+52
Education programs	1.9	2.1	-10
Environmental investment	11.2	12.0	-7

Total commitments (1)	36.0	36.3	-1

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Compared to the previous year, commitments in SME Bank decreased. The decrease is mainly caused by a decline in the field of Innovation. In contrast, SME Bank’s basic promotional business in the field of Start-up financing and general investment, as well as in the field Environmental investment, experienced increases in commitments. The increase in commitments for the Housing investment programs in Private Clients was primarily driven by the Baukindergeld program. This program was initiated by the Federal Government in September 2018 to promote homeownership for families with children and for single parents.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.81 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2018. During the same period, SMEs accounted for 44% of gross investment by the German corporate sector and employed 70% of the workforce.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. For instance, this is the case for KfW Unternehmerkredit, the most important SME loan program offering financing for a broad range of investments, such as construction and purchases of machinery, within the field of Start-up financing and general investment.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity- like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2019, commitments in this field amounted to EUR 6.8 billion, representing a slight increase compared to the previous year (2018: EUR 6.7 billion). While commitments related to general investment increased from EUR 3.1 billion in 2018 to EUR 3.8 billion in 2019, SME Bank’s start-up financings declined (2019: EUR 3.0 billion, 2018: EUR 3.6 billion). This decrease is in line with the declining number of newly formed businesses in Germany, accompanied by an observed shift of funding sources. Business founders more often tend to use funds from family and friends instead of bank loans.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by means of loans or mezzanine capital. Due to a substantial shift in demand towards basic promotional business, such as the KfW Unternehmerkredit, particularly in the context of persistently low interest rates in the capital markets, commitments in the field of innovation financing decreased to EUR 0.4 billion in 2019 (2018: EUR 3.1 billion).

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments for environmental investment programs increased from EUR 7.4 billion in 2018 to EUR 8.1 billion in 2019, particularly due to high demand for KfW’s Renewable Energies Program, which increased from EUR 1.8 billion in 2018 to EUR 2.9 billion in 2019. Disbursements under this program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

A new program, Federal Promotion for Energy Efficiency in Business (Bundesförderung für Energieeffizienz in der Wirtschaft), was launched on January 1, 2019. This loan program is financed by the Federal Ministry of Economic Affairs and Energy and offers high repayment bonuses to ultimate borrowers. Commitments under this program amounted to EUR 0.2 billion in 2019.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2019 amounted to EUR 7.6 billion (2018: EUR 5.0 billion), of which EUR 4.4 billion (2018: EUR 3.5 billion) were granted for home ownership promotion programs. The maximum amount for individual loans within the KfW Program for Home Ownership (KfW Wohneigentumsprogramm) was doubled from EUR 50,000 to EUR 100,000 with effect from October 1, 2019.

In September 2018, KfW launched the Baukindergeld program. This program is grant-based and was initiated by the Federal Government to promote home ownership for families with children and for single parents. Commitments under this program amounted to EUR 2.7 billion in 2019.

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the German federal states (Länder). In 2019, commitments amounted to EUR 1.9 billion, falling below the previous year’s level (2018: EUR 2.1 billion).

Environmental Investment Programs

Private Clients promotes the construction of new energy-efficient homes as well as the renovation and energy- efficient modification of existing properties by means of loans and grants to private clients. Commitments for environmental investment programs declined from EUR 12.0 billion in 2018 to EUR 11.2 billion in 2019. Disbursements under the Energy-efficient Construction program, which provides financing for the construction of new energy-efficient residential buildings in Germany, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	3,868	3,497	11
Corporate loans and project finance	299	176	70
Innovation	0	50	-100
Global funding facilities to Landesförderinstitute	1,254	2,928	-57
Program for the refinancing of export loans	302	1,423	-79
Global loans to selected financial institutions	1,495	1,470	2

Total commitments (1)	7,217	9,544	-24

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 7.2 billion in 2019 from EUR 9.5 billion in 2018. The decline was primarily driven by a strong decrease in commitments under the program for the refinancing of export loans, as well as by a continuous decrease in global funding facilities to Landesförderinstitute. At the same time, the demand for municipal infrastructure programs and for corporate loans and project finance increased.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non- profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased to EUR 3.9 billion in 2019 from the previous year’s level of EUR 3.5 billion. Increases in demand were at similar levels across all programs while growth rates in the energy transition programs were higher than in the infrastructure programs. Furthermore, KfW launched a new grant program, Smart Cities, which focuses on the promotion of pilot projects addressing sustainable digitalization at the local level in Germany and committed EUR 119 million under this program in 2019.

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	1,254	2,928	-57
Program-based global loans to Landesförderinstitute	637	653	-2
Non program-based global loans to selected financial institutions in Germany and Europe	1,495	1,470	2

Total commitments (1)	3,386	5,051	-33

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to Landesförderinstitute and, since the second quarter of 2019, global funding facilities to Landesförderinstitute, commitments represent the actual amounts of funds disbursed in the relevant year. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

In 2019, Customized Finance & Public Clients granted global funding facilities to Landesförderinstitute in an amount of EUR 1.3 billion (2018: EUR 2.9 billion) and program-based global loans to Landesförderinstitute in an amount of EUR 0.6 billion (2018: EUR 0.7 billion). The continuous decrease in the refinancing of Landesförderinstitute was mainly driven by decreased demand. To offset the declining demand caused by the persistent low interest rate environment, since December 2019, global funding facilities have been offered to Landesförderinstitute with negative interest rates.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2019, global loans to selected financial institutions in Germany and Europe amounted to EUR 1.5 billion (2018: EUR 1.5 billion). This amount is nearly fully attributable to the refinancing of leasing contracts (2018: EUR 1.5 billion). The demand for the refinancing of leasing contracts in Germany remained at 2018 levels. In addition, one global loan amounting to EUR 45 million was granted to a European financial institution in 2019.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2019, KfW made commitments of EUR 0.3 billion (2018: EUR 1.4 billion) under this program. Demand for the refinancing of export loans generally depends on the number export projects completed. The decrease of commitments in 2019 was mainly due to the delay of larger projects.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing.

Overall, the commitments in corporate loans and project financing increased from EUR 176 million in 2018 to EUR 299 million in 2019. This increase was mainly driven by the KfW Loan for Growth program (commitments of EUR 179 million in 2019 compared to EUR 24 million in 2018). Moreover, KfW launched a new Venture Tech Growth Financing program in 2019. This program supports fast-growing, innovative start-ups by means of debt financing and commitments under the program amounted to EUR 8 million in 2019. The program is part of the Tech Growth Fund Initiative of the Federal Government, which aims to support companies in their growth phase by expanding the range of state financing instruments available.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. KfW Capital is a financial enterprise (Finanzunternehmen) pursuant to Section 1 para 3 of the KWG and as such subject to a specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For a period of ten years, the targeted average investment volume is EUR 200 million per year. KfW Capital intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights.

KfW Capital commenced its operational activities on October 15, 2018. While any new investments in venture capital and venture debt funds were still made on behalf and for the account of KfW from October 2018 until December 2018, since January 1, 2019, new investment have been made directly for the account of KfW Capital. With effect as of January 1, 2019, certain of KfW’s venture capital investments were transferred to KfW Capital, including KfW’s investments in the High-Tech Start-up Fund I, II and III (High-Tech Gründerfonds) and in the public venture capital co-investment fund coparion GmbH & Co. KG as well as KfW’s investments in other funds via the program ERP Venture

Capital Fund Investments (ERP-Venture Capital – Fondsinvestment). Furthermore, KfW entered into a profit and loss transfer agreement with KfW Capital.

In 2019, total commitments of the business sector KfW Capital increased to EUR 156 million from EUR 141 million in 2018. The vast majority of funds was invested via the ERP Venture Capital Fund Investments program.

The following table shows the commitments of the business sector KfW Capital for each of the years indicated:

KFW CAPITAL COMMITMENTS*

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
High-Tech Start-up Funds	2	17	-12
ERP Venture Capital Fund Investments	155	124	1

Total commitments (1)	156	141	11

*	Amounts in the table may not add up due to rounding differences.
(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 27.0 billion as of December 31, 2019 (December 31, 2018: EUR 28.0 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 56.5 billion as of December 31, 2019 (December 31, 2018: EUR 53.9 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2019, KfW IPEX-Bank employed 775 persons, excluding managing directors but including temporary personnel (December 31, 2018: 704).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation— Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2019, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 175 million (2018: EUR 245 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2019, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 45.1 billion, of which EUR 10 billion, or 22%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2019		2018		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	13,107	59	12,963	73	1
Promotional business (conducted on behalf of KfW)	8,973	41	4,767	27	88

Total commitments (1)	22,080	100	17,730	100	25

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2019, total commitments of the Export and Project Finance business sector increased to EUR 22.1 billion (2018: EUR 17.7 billion) including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The increase in total commitments in 2019 compared to 2018 was primarily driven by an increase in commitments under the CIRR scheme for bank refinancing. In addition, the demand for export and project financing throughout 2019 remained high in a competitive market environment with very low interest rates and high liquidity, in which a balanced risk-to-return-ratio remained key for KfW IPEX-Bank.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Power, renewables and water	3,232	3,381	-4
Maritime industries	3,123	2,268	38
Industries and services	2,851	2,184	31
Basic industries	2,617	2,509	4
Financial institutions, trade and commodity finance	2,600	2,815	-8
Aviation, mobility and transport	2,297	2,150	7
Infrastructure	1,905	1,709	11
CIRR scheme for bank refinancing (ship + ERP finance) (1)	3,455	714	384

Total commitments	22,080	17,730	25

(1)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new ERP Export Financing Program (ERP-CIRR) amounting to EUR 0.4 billion in 2019 and 0.3 billion in 2018.

Demand for export and project financing remained strong throughout 2019, allowing for commitments (excluding those under the CIRR scheme for bank refinancing) in the amount of EUR 18.6 billion in 2019 (2018: EUR 17.0 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 3.2 billion (2018: EUR 3.4 billion), followed by the maritime industries sector with commitments of EUR 3.1 billion (2018: EUR 2.3 billion). Commitments in the industries and services sector increased to EUR 2.9 billion (2018: EUR 2.2 billion).

In 2019, commitments under the CIRR scheme for bank refinancing increased to EUR 3.5 billion (2018: EUR 0.7 billion) driven by higher demand from potential borrowers.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2019: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2019, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 4.2 billion (2018: EUR 2.9 billion). In 2019, commitments in Europe (excluding Germany, but including Russia and Turkey) remained almost stable at EUR 6.9 billion (2018: EUR 7.2 billion). KfW IPEX-Bank’s commitments in the rest of the world in 2019 increased to EUR 7.5 billion compared to commitments of EUR

6.9 billion in 2018. Commitments under the CIRR scheme for bank refinancing (2019: EUR 3.5 billion; 2018: EUR 0.7 billion) are transregional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	14,030	12,607	11
Thereof
Loans (term loans and bullet)	8,443	8,080	4
Trade finance	1,858	1,690	10
Revolving credit facilities for cash drawings	2,339	2,078	13
Guarantees	1,304	703	85
Lease finance	85	57	49
Project finance (1)	4,204	3,786	11
Asset finance (1)	145	218	-34
Acquisition finance (1)	247	310	-20
Loans to funds	0	45	-100
Commodity Trade Finance	0	51	-100
CIRR scheme for bank refinancing (ship + ERP finance)	3,455	714	384

Total commitments	22,080	17,730	25

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2019, EUR 234 million of loan disbursements were supported by the ERP Special Fund (2018: EUR 207 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	8,801	8,692	1
DEG	1,847	1,866	-1

Total commitments (1)	10,648	10,558	1

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2019, approximately 43% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit –“FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2019, approximately 93 % of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2019, approximately 83% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Loan commitments (1)	4,804	5,587	-14
of which federal funds	352	315	11
of which KfW’s funds refinanced in the capital markets	4,452	5,272	-16
Grant commitments	3,412	2,627	30
Mandates	585	478	22

Total commitments	8,801	8,692	1

(1)	Includes also equity investments (2019: EUR 25 million, 2018: EUR 25 million)

Total commitments of KfW Entwicklungsbank increased by 1% to EUR 8,801 million in 2019 (2018: EUR 8,692 million) due to increased grant commitments, especially for economic infrastructure projects and social infrastructure projects. The relative share of loan commitments that were refinanced in the capital markets decreased slightly to 93% in 2019 (2018: 94%).

In 2019, Asia accounted for 33% of KfW Entwicklungsbank’s commitments (2018: 30%); Sub-Saharan Africa accounted for 23% (2018: 20%); Middle East/North Africa accounted for 16% (2018: 27%); Europe/Caucasus accounted for 16% (2018: 10%); Latin America accounted for 10% (2018: 12%); and trans-regional commitments accounted for 2% (2018: less than 1%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2019		2018		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	2,737	31	2,845	33	-4
Social infrastructure	3,350	38	3,387	39	-1
Financial sector	880	10	597	7	47
Production sector	667	8	354	4	89
Others (1)	1,167	13	1,509	17	-23

Total commitments	8,801	100	8,692	100	1

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2019, DEG maintained 13 representative offices in developing countries or emerging economies. In 2019, DEG employed an average of 627 persons (2018: 611). At year-end 2019, DEG’s total assets (IFRS, before consolidation) amounted to EUR 6.9 billion (2018: EUR 6.3 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services for example in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2019	2018	% change
	(EUR in millions)		(in %)
Loans	1,137	1,109	3
Equity participations	582	531	10
Mezzanine financing	128	226	-43

Total commitments	1,847	1,866	-1

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2019 were EUR 506.0 billion. EUR 461.2 billion, or 91.1% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2019, KfW had EUR 16.9 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2019, 73% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2019, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 90%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies and energy efficiency. In 2019, benchmark bonds accounted for a funding volume of EUR 45.9 billion, or 57%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 22.4 billion, or 28%. The volume of bonds sold in private placements and of green bonds amounted to EUR 4.2 billion, or 5%, and EUR 8.1 billion, or 10%, respectively. Total capital-market funding in 2019 amounted to EUR 80.6 billion (2018: EUR 76.1 billion). KfW expects its volume of long- term funding to be raised in the capital markets in 2020 to be approximately EUR 75 billion.

In 2019, KfW conducted five new bond issuances as well as one re-opening of a 2016 bond issuance and three re-openings of 2018 bond issuances (9 transactions in total in 2019) in an aggregate principal amount of EUR 28 billion under its euro benchmark program. Also in 2019, KfW conducted five new bond issuances in an aggregate principal amount of USD 20.0 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2019

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2019	USD 5.0	5	2.625
KfW U.S. $-Benchmark II/2019	USD 5.0	3	2.500
KfW U.S. $-Benchmark III/2019	USD 3.0	2	2.375
KfW U.S. $-Benchmark IV/2019	USD 4.0	3	1.750
KfW U.S. $-Benchmark V/2019	USD 3.0	5	1.375
KfW Euro-Benchmark I/2019	EUR 5.0	10	0.750
KfW Euro-Benchmark II/2019	EUR 5.0	5	0.000
KfW Euro-Benchmark III/2019	EUR 5.0	3	0.000
KfW Euro-Benchmark IV/2019	EUR 5.0	5	0.000
KfW Euro-Benchmark V/2019	EUR 4.0	7	0.000
KfW Euro-Benchmark VI/2018 (re-opening)	EUR 1.0	10	0.750
KfW Euro-Benchmark II/2018 (re-opening)	EUR 1.0	5	0.125
KfW Euro-Benchmark V/2018 (re-opening)	EUR 1.0	5	0.250
KfW Euro-Benchmark III/2016 (re-opening)	EUR 1.0	5	0.000

In 2019, KfW’s total new capital-market funding was raised in 12 different currencies and 157 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 78% of KfW’s total new capital-market funding in 2019 (2018: 88%). The percentage of new funds raised in euros decreased from 61% in 2018 to 52% in 2019, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 27% to 26% over the same period. The percentage of new funds raised in pounds sterling increased from 7% in 2018 to 13% in 2019, making it KfW’s third most significant funding currency in 2019.The percentage of Norwegian krone funding increased from 0.65% in 2018 to 3% in 2019.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2019 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	41.9	52
U.S. dollar (USD)	20.7	26
Pound sterling (GBP)	10.2	13
Norwegian krone (NOK)	2.5	3
Australian dollar (AUD)	1.7	2
Swedish krone (SEK)	1.2	1
Other currencies (1)	2.4	3

Total	80.6	100

(1)	CNY, CAD, HKD, JPY, ZAR and PLN.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2018 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2019, KfW conducted seven new green bond issuances in seven currencies as well as two re-openings of 2019 bond issuances. Also in 2019, KfW issued its second EUR 2.0 million green promissory note loan with a maturity of 10 years in a private placement. In total, green bonds accounted for a funding volume of EUR 8.1 billion, or 10%, of KfW’s total capital-market funding. One USD green bond with an aggregate principal amount of USD 2.0 billion was issued as an SEC-registered global bond.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2019, the amount of outstanding bonds and notes issued by KfW totaled EUR 395.6 billion, representing a EUR 18.7 billion increase from EUR 376.8 billion outstanding at year-end 2018.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 5.5 billion outstanding at year-end 2019. Of this amount, EUR 1.7 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 3.8 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market. In January 2019, KfW issued its second EUR 2.0 million green promissory note loan with a maturity of 10 years in a private placement.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP (AS OF DECEMBER 31, 2019)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicablecurrency	Aggregate principal amount outstanding in EUR (3)
AUD	14	FIXED	4.25	2010-2019	2020-2028	2.49	21,000,000,000.05	13,129,102,844.67
BRL	3	FIXED	9.27	2010-2016	2020-2021	1.51	112,750,000.04	24,968,443.44
CAD	6	FIXED	2.83	2005-2019	2020-2037	3.02	3,957,199,999.99	2,710,782,298.94
CHF	3	FIXED	2.51	2005-2010	2020-2037	6.89	1,505,000,000.00	1,386,585,590.57
CNY	18	FIXED	2.83	2017-2019	2020-2023	1.29	6,207,000,000.05	793,683,268.34
DEM	1	FIXED	7.00	1993	2023	3.25	105,985,000.00	54,189,270.03
EUR	251	FIXED	0.83	1999-2019	2020-2049	5.04	209,712,712,851.35	209,712,712,851.35
EUR	31	FLOATING	0.36	2003-2019	2020-2052	3.11	4,701,319,128.29	4,701,319,128.29
GBP	26	FIXED	2.31	2000-2019	2020-2037	3.86	25,776,703,000.05	30,297,018,100.67
HKD	14	FIXED	1.86	2018-2019	2020-2021	0.41	4,725,000,000.23	540,166,680.03
JPY	25	FIXED	2.09	2000-2019	2020-2038	6.05	235,644,999,998.24	1,932,466,786.93
JPY	252	FLOATING	1.62	1999-2019	2020-2049	11.98	190,013,999,993.82	1,558,258,159.70
MXN	4	FIXED	7.39	2017-2018	2020-2023	1.96	3,499,999,999.66	164,937,182.48
NOK	20	FIXED	1.99	2002-2019	2020-2036	3.15	35,850,000,000.13	3,634,501,916.11
NOK	2	FLOATING	3.32	2019	2022	2.15	5,499,999,999.99	557,594,436.22
NZD	5	FIXED	3.64	2014-2018	2020-2028	1.07	2,440,000,000.00	1,465,201,465.20
PLN	3	FIXED	3.02	2006-2019	2020-2025	3.29	168,609,804.82	39,609,502.02
SEK	14	FIXED	1.88	2006-2019	2020-2031	3.21	36,700,000,000.18	3,513,037,485.18
SEK	1	FLOATING	0.60	2010	2020	0.63	1,000,000,000.01	95,723,092.24
TRY	2	FIXED	9.36	2015-2016	2020-2021	0.56	550,000,000.00	82,282,363.15
USD	69	FIXED	2.33	2002-2019	2020-2047	2.85	126,576,748,306.85	112,672,911,079.62
USD	3	FLOATING	2.00	2011-2018	2021-2023	2.22	256,810,000.00	228,600,676.52
ZAR	5	FIXED	7.51	2014-2019	2020-2023	2.03	3,199,999,999.95	202,823,043.23

Total	772					4.15		389,498,475,682.93

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2019. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.
(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2019.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 70 billion multicurrency commercial paper program and the USD 10 billion commercial paper program. As of December 31, 2019, KfW Group’s commercial paper outstanding totaled EUR 40.6 billion (December 31, 2018: EUR 41.7 billion).

Public Funds. As of December 31 2019, the proportion of public funds in KfW Group’s borrowings was 1%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 5.6 billion as of December 31, 2019 (December 31, 2018: EUR 4.9 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 382 million as of December 31, 2019 (December 31, 2018: EUR 691 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 43% of the sources of funding for KfW Entwicklungsbank’s commitments in 2019. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE*

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2019		As of December 31, 2018
	2019	2018	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	490,412	454,253	8,134	5,188	6,593	5,913
Currency-related derivatives (1)	200,301	196,941	8,072	3,916	7,993	6,494
Credit derivatives as protection buyer	0	10	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	690,714	651,203	16,205	9,104	14,586	12,407
Embedded derivatives accounted for separately	—	—	37	23	200	13

Total balance sheet items “derivatives designated for hedge accounting” and “other derivatives”	690,714	651,203	16,243	9,127	14,786	12,420

*	Amounts in the table may not add up due to rounding differences.
(1)	Includes cross-currency swaps.
(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2019	2018
	(EUR in millions)
Total positive fair value before netting	16,205	14,586
Total positive fair value after netting (1)	8,913	5,694
Collateral received	8,849	4,979
of which cash collateral	8,849	4,979

Total positive fair value after netting and collaterals	64	715

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives designated for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 8, 41, 42, 53, 54 and 65 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2019, KfW Group held financial assets in an amount of EUR 37.8 billion (December 31, 2018: EUR 35.7 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 28.3 billion, or 75%, of all financial assets were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining financial assets were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS and ABCP portfolio or DEG’s direct investments). Finally, equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 28.3 billion as of December 31, 2019 (December 31, 2018: EUR 27.5 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. As of December 31, 2019, KfW held securities in the aggregate amount of EUR 28.3 billion in its liquidity portfolio (year-end 2018: EUR 27.5 billion). For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2019. In addition to these securities, as of December 31, 2019, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 16.2 billion (December 31, 2018: EUR 15.8 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2019, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS and ABCP Portfolio. In 2019, KfW provided EUR 1,076 million (2018: EUR 1,107 million) as part of its promotional activities for financing SMEs by investing in securitized assets (e.g., SME lease and loan portfolios) as well as ABCP in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2019, the overall ABS and ABCP portfolio volume amounted to EUR 3.0 billion (December 31, 2018: EUR 2.7 billion). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles”. In 2019, KfW provided EUR 325 million (2018: EUR 365 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. KfW’s green bond portfolio was launched in 2015 and the portfolio’s targeted volume is EUR 2.0 billion. As of December 31, 2019, the volume of the portfolio had reached EUR 1.6 billion.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2019, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year- end 2018 with approximately 829.2 million ordinary shares. This represented a stake of approximately 17.4% in Deutsche Telekom (December 31, 2018: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany amounted to approximately 14.5% as of December 31, 2019.

At year-end 2019, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2018 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2018: 20.5%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2019, the total amount outstanding of this loan to Greece amounted to EUR 15.2 billion (December 31, 2018: EUR 15.2 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.31%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE and Eurogrid GmbH, as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2019, KfW held, through GZBV, an equity stake of approximately 9.23% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.94% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly acquired all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019 and in accordance with its mandate by the Federal Government, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. Eurogrid GmbH, incorporated in Berlin, Germany, is the 100% holding company of the German transmission system operator 50Hertz Transmission GmbH.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2019

(EUR in millions)
Borrowings
Short-term funds	44,000
Bonds and other fixed-income securities	395,557
Other borrowings (1)	21,663

Total borrowings	461,220

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,742
Fund for general banking risks	600
Revaluation reserve	-918

Total equity	31,362

Total capitalization	492,582

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 382 million.
(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2019, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of April 2, 2020, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 76 to the financial statements included in Exhibit (e) to this annual report.

Dr Günther Bräunig

Age: 64

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics, as well as Financial Markets and Legal Affairs. He also acts as KfW Group’s Chief Sustainability Officer.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008, he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of the latter appointment, Dr Bräunig temporarily ceased to perform his functions as a member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Dr Ingrid Hengster

Age: 59

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales, New Business Credit Service, Digital Development and Central Services. Dr Hengster’s tenure will end in March 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined

COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG.

Dr Hengster serves as chairwoman of the supervisory board of KfW Capital, Frankfurt am Main, Germany. In addition, Dr Hengster is a member of the supervisory boards of ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany.

Melanie Kehr

Age: 45

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. The tenure of Ms. Kehr on KfW’s Executive Board will end in August 2022.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Bernd Loewen

Age: 54

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Bernd Loewen’s tenure will end in June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co- Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, Netherlands and of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Prof Dr Joachim Nagel

Age: 53

Prof Dr Joachim Nagel became a member of KfW’s Executive Board in November 2017. He is in charge of Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG) and Export and Project Finance (KfW IPEX-Bank). Prof Nagel already joined KfW as General Manager in November 2016.

Previously, he had been a member of the Executive Board of Deutsche Bundesbank, the German central bank, in Frankfurt, Germany, since 2010. In December 2019, KfW’s Board of Supervisory Directors extended Prof Dr Joachim Nagel’s tenure until October 2025.

Prof Dr Nagel holds both a Master’s degree and a Ph.D. in Economics from the University of Karlsruhe. He started his career in the banking sector in 1999 at Deutsche Bundesbank, where he served as Head of the President’s Office at the former Land Central Bank of Bremen, Lower Saxony and Saxony-Anhalt until 2003. Afterwards, he was appointed Head of the Market Analysis and Reporting Section in 2003, Head of the Market Analysis and Portfolios Division in 2004 and Head of the Markets Department at Deutsche Bundesbank in 2008.

Prof Dr Nagel serves as chairman of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, he is a member of the supervisory board of DEG, Cologne, Germany and of Deutsche Börse AG, Frankfurt am Main, Germany.

Dr Stefan Peiß

Age: 50

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2020. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 2, 2020, the members of the Board of Supervisory Directors were:

Name	Position

Doris Ahnen	Minister of Finance of the State of Rhineland-Palatinate; appointed by the Bundesrat

Peter Altmaier	Federal Minister of Economic Affairs and Energy; Chairman in 2020

Sören Bartol	Member of Parliament; appointed by the Bundestag

Dr André Berghegger	Member of Parliament; appointed by the Bundestag

Dr Holger Bingmann	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat

Ingeborg Esser	General Manager of the Federal Association of German Housing and Real Estate Enterprises; representative of the housing sector

Robert Feiger	Chairman of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions

Albert Füracker	Minister of Finance and Home Affairs of the State of Bavaria; appointed by the Bundesrat

Verena Göppert	Permanent Deputy of the Executive Director of the Association of German Cities; representative of the local municipalities

Olav Gutting	Member of Parliament; appointed by the Bundestag

Dr Louis Hagen	President of the Association of German Pfandbrief Banks (vdp); representative of the mortgage banks

Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Reiner Hoffmann	Chairman of the Confederation of German Trade Unions (DGB); representative of the trade unions

Gerhard Hofmann	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag

Name	Position

Johannes Kahrs	Member of Parliament; appointed by the Bundestag

Alois Karl	Member of Parliament; appointed by the Bundestag

Julia Klöckner	Federal Minister of Food and Agriculture

Andrea Kocsis	Deputy Chair of ver.di—United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Joachim Lang	Director General and Member of the Presidential Board of the Federation of German Industries (BDI); representative of the industry

Heiko Maas	Federal Minister for Foreign Affairs

Dr Gerd Müller	Federal Minister for Economic Cooperation and Development

Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks

Dr Johannes-Jörg Riegler	President of the Federal Association of Public Banks Germany (VÖB) (retired); representative of credit institutions prominent in the field of industrial credit

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Olaf Scholz	Federal Minister of Finance; Deputy Chairman in 2020

Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector

Edith Sitzmann	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat

Peter Strobel	Minister of Finance and European Affairs of the State of Saarland; appointed by the Bundesrat

Heike Taubert	Deputy Minister President, Minister of Finance of the State of Thuringia; appointed by the Bundesrat

Dr Florian Toncar	Member of Parliament; appointed by the Bundestag

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 76 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2019, KfW Group employed an average of 6,705 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2018: 6,376 persons). Approximately 30% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 21% is engaged in KfW’s domestic business activities, 24% in Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG), 11% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age or sexual identity, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work- life balance. As a future-oriented organization, KfW offers a variety of part-time work and telework options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 75 to the financial statements included in Exhibit (e) to this annual report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
BY:	/S/ DR GÜNTHER BRÄUNIG
Name: Dr Günther Bräunig
Title: Chief Executive Officer

BY:	/S/ BERND LOEWEN
Name: Bernd Loewen
Title: Member of the Executive Board

Date: April 2, 2020

EXHIBIT INDEX

Exhibit	Description

(e)	KfW Financial Information 2019

(f)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft